UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 5)

GOLD RESERVE INC.

(Name of Issuer)

CLASS A COMMON STOCK, NO PAR VALUE

(Title of Class of Securities)

38068N108

(CUSIP Number)

Leonard Chazen, Esq.

Covington & Burling

1330 Avenue of the Americas

New York, New York 10019

(212) 841-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 1, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e) or 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

CUSIP No 38068N108	Page 2 of 14 Pages

1	NAME OF REPORTING PERSON Strongbow Capital, Ltd. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON None
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies

Number of Shares Beneficially Owned by Each Reporting Person With	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 2,017,700 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 2,017,700

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,017,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON CO

CUSIP No 38068N108	Page 3 of 14 Pages

1	NAME OF REPORTING PERSON Strongbow Capital Management, Ltd. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON None
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies

Number of Shares Beneficially Owned by Each Reporting Person With	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 2,017,700 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 2,017,700

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,017,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON CO

CUSIP No 38068N108	Page 4 of 14 Pages

1	NAME OF REPORTING PERSON Kappa Alpha Ltd. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON None
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Isle of Man

Number of Shares Beneficially Owned by Each Reporting Person With	7 SOLE VOTING POWER 60,000 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 60,000 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON CO

CUSIP No 38068N108	Pages 5 of 14 Pages

1	NAME OF REPORTING PERSON Sky Hill Limited I.R.S. IDENTIFICATION NO. OF ABOVE PERSON None
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Isle of Man

Number of Shares Beneficially Owned by Each Reporting Person With	7 SOLE VOTING POWER 50,000 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 50,000 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON CO

CUSIP No 38068N108	Pages 6 of 14 Pages

1	NAME OF REPORTING PERSON Raymond A.D. French I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Ireland

Number of Shares Beneficially Owned by Each Reporting Person With	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 2,017,700 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 2,017,700

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,017,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON IN

CUSIP No 38068N108	Pages 7 of 14 Pages

1	NAME OF REPORTING PERSON Alys G.C. French I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Ireland

Number of Shares Beneficially Owned by Each Reporting Person With	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 25,875 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 25,875

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,875
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No 38068N108	Pages 8 of 14 Pages

1	NAME OF REPORTING PERSON Raymond J.R. French I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Ireland

Number of Shares Beneficially Owned by Each Reporting Person With	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 25,875 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 25,875

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,875
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No 38068N108	Page 9 of 14 Pages

This Amendment No. 5 to Schedule 13D (the “Schedule 13D”) is filed on May 1, 2006 with the U.S. Securities and Exchange Commission (the “SEC”) by Strongbow Capital, Ltd., Strongbow Capital Management, Ltd., Sky Hill Limited, Kappa Alpha Ltd., Raymond A.D. French, Raymond J.R. French and Alys G.C. French.

Item 1. Security and Issuer

This Amendment No. 5 to Schedule 13D is filed with respect to the Class A common stock no par value (“Common Stock”) of Gold Reserve Inc., a Yukon Territory (Canada) corporation (“Gold Reserve” or the “Company”). The principal offices of Gold Reserve are located 926 West Sprague Avenue, Suite 200, Spokane, Washington 92201.

Item 2. Identity and Background

This Statement is filed on behalf of Strongbow Capital, Ltd., Strongbow Capital Management, Ltd., Sky Hill Limited, Kappa Alpha Ltd., Raymond A.D. French, Raymond J.R. French and Alys G.C. French, who are referred to as the “Filing Parties”.

Items 2(a)-(c), (f)

I. Filing Parties

1. Strongbow Capital, Ltd. (“Strongbow”) is a limited liability company organized under the laws of the Cayman Islands, British West Indies with its principal office and business at Queensgate House, South Church Street, P.O. Box 1234GT, Cayman Islands, British West Indies. Strongbow is an investor in equity securities, and it is managed by its Board of Directors.

2. Strongbow Capital Management, Ltd. (“SCM”) is a limited liability company organized under the laws of the Cayman Islands, British West Indies with its principal office and business at Queensgate House, South Church Street, P.O. Box 1234GT, Cayman Islands, British West Indies. SCM acts as an investment manager to Strongbow. SCM is the sole owner of the voting shares of Strongbow and is the controlling entity of Strongbow.

3. Kappa Alpha Ltd. (“Kappa”) is a corporation organized under the laws of the Isle of Man with its principal office and business at International House, Victoria Road, Douglas, Isle of Man IM2 4RB. Kappa is an investment company specializing in undervalued shares.

4. Sky Hill Limited (“Sky Hill”) is a corporation organized under the laws of the Isle of Man with its principal office and business at Ballacoyne, Cammall, Kirk Michael, Isle of Man IM6 1AU.

5. Raymond A.D. French is a citizen of the Republic of Ireland whose address is Delaporte Point TH3, Box CB 13016, Nassau, Bahamas. Mr. French is a company director and is the controlling person of SCM. Mr. French’s email address is: rayfrench@strongbow-capital.com.

6. Raymond J.R. French is a citizen of the Republic of Ireland whose occupation is company director. His address is Ballacoyne, Cammall, Kirk Michael, Isle of Man IM6 1AU.

7. Alys G. C. French is a citizen of the Republic of Ireland whose occupation is homemaker. Her address is Ballacoyne, Cammall, Kirk Michael, Isle of Man IM6 1AU.

CUSIP No 38068N108	Page 10 of 14 Pages

II. Executive Officers and Directors.

Strongbow has no executive officers. The names, present principal occupations and business addresses of the directors of Strongbow are set forth below.

Name	Occupation	Address	Citizenship
Raymond A.D. French	Company Director	Delaporte Point TH3 Box CB13016 Nassau Bahamas	Republic of Ireland

Raymond J.R. French	Company Director	Ballacoyne Cammall Kirk Michael Isle Of Man IM6 1AU	Republic of Ireland

SCM has no executive officers. The names, present principal occupations and business addresses of the directors of SCM are set forth below.

Name	Occupation	Address	Citizenship
Raymond A.D. French	Company Director	Delaporte Point TH3 Box CB13016 Nassau Bahamas.	Republic of Ireland

Raymond J.R. French	Company Director	Ballacoyne Cammall Kirk Michael Isle Of Man IM6 1AU	Republic of Ireland

Sky Hill has no executive officers. The names, present principal occupations and business addresses of the directors of Sky Hill are set forth below.

Name	Occupation	Address	Citizenship
Raymond J.R. French	Company Director	Ballacoyne, Cammall Kirk Michael Isle Of Man IM6 1AU	Republic of Ireland

Alys G. C. French	Homemaker	Ballacoyne, Cammall Kirk Michael Isle Of Man IM6 1AU	Republic of Ireland

CUSIP No 38068N108	Page 11 of 14 Pages

Kappa has no executive officers. The names, present principal occupations and business addresses of the directors of Kappa are set forth below.

Name	Occupation	Address	Citizenship
Raymond J.R. French	Company Director	Ballacoyne Cammall Kirk Michael Isle Of Man IM6 1AU	Republic of Ireland

Elaine Higgins	Company Director	International House Victoria Road Douglas Isle of Man IM2 4RB	United Kingdom

Diane Palmer	Company Director	International House Victoria Road Douglas Isle of Man IM2 4RB	United Kingdom

Items 2(d). Criminal Proceedings

During the last five years, neither the Filing Parties (or a controlling entity thereof) nor any executive officer or director of the Filing Parties (or a controlling entity thereof) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Item 2(e) Civil Securities Law Proceedings

During the last five years, neither the Filing Parties (or a controlling entity thereof) nor any executive officer or director of any of the Filing Parties (or a controlling entity thereof) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Each of the filing parties used working capital to fund their purchases of shares of Common Stock except for Raymond J.R. French and Alys G.C. French who have used personal funds.

Item 4. Purpose of Transaction.

The Filing Parties now own a total of 2,153,575 shares, or 6.2% of the Company’s total outstanding Common Stock.

CUSIP No 38068N108	Page 12 of 14 Pages

The Filing Parties acquired the shares of the Company’s Common Stock owned by them for investment purposes. The Filing Parties may in the future take such action with respect to their investment in the Company’s Common Stock as they deem appropriate including, without limitation, purchasing additional shares of the Company’s Common Stock or selling some or all of the shares of the Company’s Common Stock owned by them.

In April 2006 the Filing Parties obtained a third-party appraisal (valuation) report assessing the market value of the Company’s Las Brisas mining property. The appraisal report included analyses of the economics of various stand-alone Las Brisas mine scenarios and analyses of a potential Las Brisas-Las Cristinas combined pit mine scenario. The appraisal report was conducted by Mr. Trevor Ellis of Ellis International Services, Inc. Mr. Ellis is a Certified Minerals Appraiser with over 30 years experience in the mining industry. He is a former president of the American Institute of Minerals Appraisers and is the Chairman of the Extractive Industries Task Force for the International Valuation Standards Committee (IVSC), London. He represents the IVSC on Minerals and Petroleum matters at the United Nations (UN). He led the development of the Valuation Standards for Minerals and Petroleum, first published in the 2005 edition of the International Valuation Standards book published by the IVSC.

Based on the Company’s stock price (US$7.72) on April 13, 2006 (the date on which the Filing Parties filed an amendment to their Schedule 13D disclosing the appraisal report), and based on a total of 42,152,151 fully diluted share and share equivalents, the stock market was assigning the Company an Equity capitalization of US$325,414,606 on a fully diluted basis at that date. Further, at 30 March 2006, the Company had Cash and cash equivalents and Marketable securities of approximately US$22,000,000. In addition, on fully diluted basis, the Company’s options and warrants would provide the Company with an estimated additional US$19,230,761 upon exercise. Therefore, assuming that the stock market was assigning the Company an Entity value equal to the value of the Company’s Las Brisas concessions and its sub-lease on Choco 5*, then the stock market was valuing the Company’s interests in those properties at a total of US$284,183,8451 on April 13, 2006. Based in part on the appraisal report, the Filing Parties believe that the underlying value of the Company’s interests in those properties is substantially greater than this amount.

The Filing Parties have been in contact with major mining companies, including their representatives and advisors, to familiarize them with the Company’s assets and to encourage them to consider a strategic transaction with the Company, which could include a joint venture to develop the Company’s mining properties or a business combination with the Company. In addition, the Filing Parties may communicate their views regarding the Company and its business to management, the board of directors, other shareholders, securities industry professionals and financial journalists.

In order to both improve shareholder communications and assist potential new investors to understand the Company and its potential value, the Filing Parties believe that the Company should begin hosting quarterly conference calls for investors and analysts. The Filing Parties also believe that, within the constraints of prudent liquidity management, the Company should consider opportunities to repurchase its own shares where they can be purchased at a discount to their intrinsic value.

The Company’s press releases announcing its most recent Reserve and Resource estimates can be found at the following web addresses, respectively:

http://www.goldreserveinc.com/documents/grnr0504.pdf

http://www.goldreserveinc.com/documents/grnr0503.pdf

* In addition to the Las Brisas concessions located in Bolivar State, the Company also holds a sub-lease on the CVG-owned Choco 5 concession in the El Callao mining district.

No Filing Party has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Schedule 13D except as set forth herein.

Item 5. Interest in Securities of the Issuer.

(a) The following table sets forth information with respect to the Shares beneficially owned by each Reporting Person as of the close of business on May 1, 2006:

Name	Number of Shares	Approximate Percentage of Outstanding Shares[2]
Strongbow	2,017,700	5.8%
SCM	2,017,700	5.8%
Kappa	60,000	0.2%
Sky Hill	50,000	0.1%
Raymond A.D. French	2,017,700	5.8%
Raymond J.R. French	25,875	0.1%
Alys G.C. French	25,875	0.1%

(b) Strongbow has shared power to dispose or direct the disposition of 2,017,700 shares of Common Stock.

SCM has shared power to dispose or direct the disposition of 2,017,700 shares of Common Stock.

Kappa has sole power to dispose or direct the disposition of 60,000 shares of Common Stock.

Sky Hill has sole power to dispose or direct the disposition of 50,000 shares of Common Stock.

Raymond A.D. French has shared power to dispose or to direct the disposition of 2,017,700 shares of Common Stock.

Raymond J.R. French has shared power to dispose or direct the disposition of 25,875 shares of Common Stock.

Alys G.C. French has shared power to dispose or direct the disposition of 25,875 shares of Common Stock.

(c) There have been no transactions with respect to Common Stock since the filing of Amendment No. 2 to the Schedule 13D by the Filing Parties.

[1]	The number of fully-diluted shares, and the value of Cash and cash equivalents and Marketable securities as at March 30, 2006 is based on information reported by the Company in “Item 5. Operating and Financial Review and Prospects” from the Company’s Form 20-F, filed with the Securities and Exchange Commission on April 3, 2006.

[2]	Computed on the basis of 34,902,200 shares of Class A Common Stock outstanding as of December 31, 2005 as set forth in the Company’s Form 20-F, filed with the Securities and Exchange Commission on April 3, 2006.

CUSIP No 38068N108	Page 13 of 14 Pages

(d) In certain circumstances, SCM may have the right to receive a portion of the proceeds of the sale by Strongbow of greater than five percent of the shares of the class of Common Stock.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

Under an agreement between SCM and Kappa, SCM is entitled to compensation equal to 20% of the gain realized by Kappa on its investment. Each of the Filing Parties has also agreed to share expenses related to their investment in the Company.

Item 7. Material to be filed as Exhibits.

None.

CUSIP No 38068N108	Page 14 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 1, 2006

STRONGBOW CAPITAL, LTD.

By:	/s/ Raymond A.D. French
Raymond A.D. French
Director

STRONGBOW CAPITAL MANAGEMENT, LTD.

By:	/s/ Raymond A.D. French
Raymond A.D. French
Director

SKY HILL LIMITED

By:	/s/ Raymond J.R. French
Raymond J.R. French
Director

KAPPA ALPHA LTD.

By:	/s/ Raymond J.R. French
Raymond J.R. French
Director

RAYMOND A.D. FRENCH

By:	/s/ Raymond A.D. French

RAYMOND J.R. FRENCH

By:	/s/ Raymond J.R. French

ALYS G.C. FRENCH

By:	/s/ Alys G.C. French